UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Podesta & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle St., Suite 1460
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Donovan (312) 899-0133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Podesta & Co., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

STATE: ILLINOIS
COUNTY: COOK
MAY 14, 2020

[signature]
Signature

President
Title

Federico Hung Chow.
Notary Public

"OFFICIAL SEAL"
FEDERICO HUNG CHOW
Notary Public - State of Illinois
My Commission Expires August 09, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Podesta & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Podesta & Co. (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Podesta & Co. as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Podesta & Co.'s auditor since 1995.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 20, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

PODESTA & CO.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2020

ASSETS

Cash	$ 175,693
Receivable from broker/dealer	49,690
Securities owned, at fair value	9,495
Receivable from shareholder	3,500
Related party receivable	20,640
Other assets	6,359
TOTAL ASSETS	$ 265,377

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 21,338
Subordinated loans	125,000
Total Liabilities	$ 146,338
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; 100,000 shares authorized, 2,211 shares issued 2,061 shares outstanding	$ 22
Additional paid-in capital	61,855
Retained earnings	72,705
Less: Treasury stock, 150 shares at cost	(15,543)
Total Shareholders' Equity	$ 119,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 265,377

The accompanying notes are an integral part of this financial statement.

PODESTA & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Podesta & Co. (the "Company") was incorporated in the state of Illinois on October 15, 1982. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. As of January 2, 2020, the Company discontinued their registration as a registered investment advisor.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date. Income from investment advisory fees are generally billed and collected at the beginning of each calendar quarter and recognized over the quarterly period.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company has not experienced any loss in such account.

Leases – On April 1, 2019 the Company adopted ASU 2016-02 *Leases,* which requires the recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees. As a result of this adoption it was determined that the standard did not have a material impact on the Company's financial statements.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. At March 31, 2020, all of the Company's leases were considered short-term.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value certain assets included in receivable from broker/dealer on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist entirely of an equity security.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK

The Company's customers enter into various transactions involving short sales, derivatives and other off-balance-sheet financial instruments, including exchange traded options. These short sales and derivative financial instruments are subject to varying degrees of market and credit risk. However, since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these short sales, derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate the aforementioned transactions, as well as other securities transactions on behalf of its customers, the Company has an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK - *(Continued)*

Pursuant to the terms of the agreement the Company is required to have a $50,000 deposit with the Clearing Broker/dealer to ensure the Company's performance under the agreement. This amount is included with "Receivable from broker/dealer" on the statement of financial condition. In addition, the Company is restricted from entering into similar agreements except under certain circumstances.

NOTE 4 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expires September 30, 2020. At March 31, 2020 the remaining payments on this lease were $42,328.

Office Equipment – In addition, the Company entered into an operating lease for a copier and related services and supplies. At March 31, 2020 the remaining payments on this lease were $1,532.

The total expenditure for these leases for the year ended March 31, 2020 was $95,331. This amount includes additional charges pursuant to the lease agreements. The net expense for the year was $71,889 which equals the total expenditure less the reimbursements mentioned in Note 5.

NOTE 5 - RELATED PARTY TRANSACTIONS

A related party to one of the Company's shareholders is also the managing member of Pioneer Ventures, a Limited Liability Company. The Company received office rent of $12,000 from this entity during the year ended March 31, 2020. No written agreement exists between these parties regarding the office space.

NOTE 5 - RELATED PARTY TRANSACTIONS – *(Continued)*

Through common ownership and management, the Company is affiliated with Podesta Capital Advisors, LLC (PCA), a registered investment advisor. The Company has entered into a management services agreement with PCA. Under the terms of the agreement, the Company will provide office space, administrative assistance and other overhead expenses to PCA, whereby PCA will pay, on a monthly basis, certain amounts for payroll, rent and communication equipment services for technology fees as incurred by the Company. These payments totaled $79,044 for the year ended March 31, 2020. In addition, in consideration for the transfer of client relationships and software services to PCA, the Company received 100% of the advisory fee revenue billed by PCA attributed to such agreements from April 1, 2019 to December 31, 2019. During this period the Company received $168,294, which was included in financial advisory fees on the Statement of Operations. At March 31, 2020, the Company was owed $20,640 from PCA.

During the normal course of business, advances have been made to a shareholder of the Company resulting in a receivable from that shareholder. At March 31, 2020, there was a remaining balance of $3,500.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2020 are as follows:

Subordinated Loans		
4.00%	Due November 30, 2020	$ 50,000
4.00%	Due June 30, 2020	$ 75,000
Total Subordinated Liabilities		$ 125,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated lenders are either shareholders or other related parties of the Company.

NOTE 7 - OTHER AGREEMENT

Third Party Broker Agreement - The Company has an agreement with another broker/dealer (third-party broker) whereby the third party broker will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (See Note 3). This is commonly referred to as a piggyback arrangement. The third-party broker receives commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. For the year ended March 31, 2020, the Company received $18,642 from the third-party broker.

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2020, the Company's net capital and required net capital were $211,099 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 10%.

NOTE 9 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

At March 31, 2020, the Company had federal and state net operating loss carryforwards of approximately $18,000.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at March 31, 2020.

NOTE 11– CONTINGENCY

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, customer payments, and the industry in general, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.